Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
PERVASIP CORP.
Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is Pervasip Corp.  The name under which the corporation was formed is Sirco Products Co. Inc.

SECOND:  The certificate of incorporation of the corporation was filed by the Department of State on July 22, 1964.

THIRD:  The amendment to the certificate of incorporation effected by this certificate of amendment is as follows:

The Company currently has authorized 250,000,000 shares of common stock, par value $.001 (the “Common Stock”) of which 170,042,792 shares of Common Stock are issued and outstanding.

The Company currently has authorized 1,000,000 shares of preferred stock, par value $.001 (the “Preferred Stock”) of which 51 shares of Preferred Stock are issued and outstanding.

The Company is adding an additional one hundred million (150,000,000) shares of Common Stock.

FOURTH: To accomplish the foregoing amendment, Article FOURTH of the certificate of incorporation is hereby amended and restated as follows:

FOURTH:      A. Authorized Shares.  The total number of shares of all classes of stock which the corporation shall have the authority to issue is Four Hundred One Million (401,000,000), of which Four Hundred Million (400,000,000) shall be common stock, par value $.001 per share, and One Million (1,000,000) shall be preferred stock, par value $.001 per share.

        B.  Common Stock.  Each holder of shares of common stock shall be entitled to one vote for each share of common stock held by such holder.  There shall be no cumulative voting rights in the election of directors.  Subject to any preferential rights of preferred stock, the holders of shares of common stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of common stock.

       C.  Preferred Stock.  The preferred stock may be issued from time to time in one or more series.  The Board of Directors is hereby expressly vested with the authority to fix by resolution or resolutions the designations and powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation, the voting powers, if any, the dividend rate, the conversion rights, the redemption price, or the liquidation preference, of any series of preferred stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof outstanding).  In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.  The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote.

                                       FIFTH:  The manner in which the foregoing amendment of the certificate of incorporation was authorized is as follows:

The Board of Directors duly authorized the foregoing amendment at a special meeting of the Board of Directors held on July 10, 2012.  The holders of a majority of the total voting power of all issued and outstanding voting capital of the Corporation subsequently authorized the amendment by written consent on July 10, 2012.

IN WITNESS WHEREOF, we have subscribed this document on August 16, 2012 and do hereby affirm under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

/s/Paul H. Riss
Chief Executive Officer